UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No 1)*

Track Group, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

81373R109

(CUSIP Number)

Mr. Heinrich Bernhard Schmitz

Conrent Invest S.A.

2, Rue des Gaulois

L-1618 Luxembourg (Luxembourg)

+352 26713320

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81373R109	Page X of XX

1.	Names of Reporting Persons. Conrent Invest S.A. acting in the name and on behalf of its compartment “Track-PPN” (1)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,815,697 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,815,697 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,815,697 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (2)
14.	Type of Reporting Person CO

1.

1,740,697 shares reported herein are held by Track-PPN, a compartment of Conrent Invest S.A. A compartment under Luxembourg law represents a distinct part of the assets and liabilities of a company but is itself not a legal entity. 75,000 shares reported herein are held by Conrent Invest S.A. directly. Compartmentalization allows for the segregation of assets and liabilities between compartments where the rights of recourse of investors and creditors are limited to the assets of the relevant compartment.

2.

Beneficial ownership is calculated based on the 11,863,758 shares of the Issuer’s common stock outstanding as of May 1, 2023, as reported in the Issuer’s Quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023.

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 15, 2013 (the “Original Schedule 13D”) relating to the common stock, $0.0001 par value per share (“Common Shares”), of Track Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 200 E. 5th Avenue, Suite 100, Naperville, Illinois 60563.

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

(a) – (c) This statement is being filed by Conrent Invest S.A. (“Conrent”) acting in the name and on behalf of its compartment “Track-PPN” (the “Reporting Person”). The Reporting Person is a compartment of Conrent, a public company with limited liability incorporated as a “societé anonyme” under the laws of the Grand Duchy of Luxembourg whose principal business is being a securitization vehicle for certain securitization transactions. A compartment under Luxembourg law represents a distinct part of the assets and liabilities of a company but is itself not a legal entity. Compartmentalization allows for the segregation of assets and liabilities between compartments where the rights of recourse of investors and creditors are limited to the assets of the relevant compartment. The Reporting Person’s principal business address is 2, Rue des Gaulois, L-1618 Luxembourg (Luxembourg).

The owner of Conrent is Conrent Invest Trust, an Irish charitable trust for which Constitutional Trustees Limited (“Constitutional”) acts as trustee. The total share capital of Conrent is held by Constitutional for the Conrent Invest Trust. The Conrent Invest Trust is a charitable trust with no named beneficiaries where any dividend or other distribution received by Constitutional will be distributed in its entirety to charity. Constitutional is a company limited by shares incorporated under the laws of Ireland whose principal business is the provision of share trustee and related services. Constitutional’s principal business address is 20 Harcourt Street, Dublin 2, DO2 H364, Ireland. Constitutional is owned by Mr. Rory Williams, the sole shareholder of Constitutional. The business address, present principal occupation or employment and citizenship of Mr. Rory Williams is set forth in Schedule A attached hereto and incorporated by reference.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Conrent and Constitutional are set forth in Schedule A attached hereto and incorporated by reference.

Constitutional does not directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise have or share (1) voting power which includes the power to vote, or to direct the voting of, the Shares; and/or (2) investment power which includes the power to dispose, or to direct the disposition of the Shares.

(d) During the last five years, none of the Reporting Person, Conrent nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto and incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e) During the last five years, none of the Reporting Person, Conrent nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto and incorporated herein by reference, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person acquired 1,740,697 of the Shares pursuant to a Global Transfer Agreement (the “Agreement”) dated May 30, 2023, by and between Safety Invest S.A., a Luxembourg limited liability company (“Safety”), and Conrent, acting on behalf of the Reporting Person. The Agreement is filed as Exhibit 99.1 to this Amendment No.1.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On May 30, 2023, Conrent, on behalf of the Reporting Person entered into the Agreement with Safety, pursuant to which the Reporting Person acquired the Shares, along with all obligations, terms, and conditions of certain Notes. Safety acquired the Shares for the purpose of, and the Reporting Person intends to maintain such purpose, carrying out a securitization transaction where the Reporting Person issued Notes that entitle investors to receive all profits generated by the Shares (either as dividends or as proceeds from a sale of the Shares) after deduction of related costs of the Reporting Person.

It is intended that under the terms and conditions of the Notes, holders of the Notes will not receive Shares as payment in kind, in whole or in part, in connection with any redemption or other repayment of the Notes, or in exchange for any interest in the Notes. It is further intended that the holders of the Notes will not be entitled to exercise the voting rights attached to the Shares or to direct the Reporting Person how to exercise the voting rights. The Notes have not be issued as of the date of this statement and their terms and conditions are still to be determined. The Reporting Person also does not envisage exercising any voting rights or delegating the exercise of the voting rights attached to the Shares to the holders of the Notes.

(a)	The Reporting Person intends to purchase additional Shares of the Issuer from time to time. In particular upon maturity of the Notes, the Reporting Person reserves the right to divest the Shares.

Except as set forth above, the Reporting Person does not have any plans or proposals that would relate to or would result in one or more of the actions described in subsections (b) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

The Reporting Person beneficially owns, in the aggregate, 1,815,697 Shares, representing approximately 15.3% of the Issuer’s outstanding Shares, calculated based on 11,863,758 shares of the Issuer’s common stock outstanding as of May 1, 2023, as reported in the Issuer’s Quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023. To the knowledge of the Reporting Person, none of the persons listed on Schedule A hereto beneficially owns any Shares.

(b)

The Reporting Person has sole voting power and sole dispositive power with regard to 1,815,697 Shares. Constitutional does not directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares (1) voting power which includes the power to vote, or to direct the voting of, the Shares; and/or (2) investment power which includes the power to dispose, or to direct the disposition of the Shares.

(c)

Except as set forth in Item 3 above, none of the Reporting Person, Conrent or to their knowledge, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto) has effected any transactions in the Shares during the past 60 days.

(d)

As described in Item 4 above, holders of the Notes will be entitled to receive all profits generated by the Shares (either as dividends or as proceeds from a sale of the Shares) after deduction of the related costs of the Reporting Person. As of the date of this statement, the Reporting Person is not aware of any prospective holder of the Notes whose holding in the Notes would represent 5% or more of the Shares.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is a party to the Agreement described in Item 3 above.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1

Global Transfer Agreement by and between Conrent Invest S.A., acting on behalf of its compartment “Track-PPN” and Safety Invest S.A., acting on behalf of its compartment “Secure I” dated May 30, 2023 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2023	/s/ Heinrich Bernhard Schmitz
Name: Heinrich Bernhard Schmitz Title: Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

SCHEDULE A

Executive Officers and Directors of Conrent Invest S.A.

The names and titles of the executive officers and directors of Conrent Invest S.A., their principal occupation and citizenship are set out below. The business address of each of the executive officers and directors is that of Conrent Invest S.A. at 2, Rue des Gaulois, L-1618 Luxembourg (Luxembourg).

Name	Title	Principal Occupation	Citizenship

Heinrich Bernhard Schmitz	Director	Banker	German

Executive Officers and Directors of Constitutional Trustees Limited (“, Ireland

The names and titles of the executive officers and directors of Constitutional Trustees Limited , Ireland, their principal occupation and citizenship are set out below. The business address of each of the executive officers and directors is that of Constitutional Trustees Limited , Ireland at 20 Harcourt Street, Dublin 2, DO2 H364, Ireland.

Name	Title	Principal Occupation	Citizenship

Rory Williams	Director	CEO at Rory Williams Chartered Accountants	Ireland